Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Registration Statement #333-155521

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

To the EMBARQ team:

I am pleased today to provide you with a new update regarding progress on the merger. Please see the attached communication from Glen Post and me which provides details regarding the naming of the direct reports to the new company’s CEO. In addition, we continue to make other progress on the merger, as outlined below.

Integration planning

As we have been working to finalize the first tier reporting structure, the joint Transition Team, led by Stacey Goff and Maxine Moreau of CenturyTel and Dennis Huber and Les Meredith of EMBARQ, has been steadily at work.

The joint team held its kick-off meeting in Monroe on Dec. 10 and 11. We were very impressed with the level of energy and the positive attitude we saw from everyone involved. The “can-do” attitude, respect for each other’s opinions and open communication exhibited during and after this session will, as much as anything else, drive successful execution of the merger.

In addition to planning the broader transition process, the integration teams have made solid planning progress with respect to the key operational systems that will affect most areas of the combined company.

The road to approval

We continue to make good progress in our efforts to achieve the state and federal approvals necessary to complete the merger.

•	State approvals: All required state filings seeking approval of the transaction have been filed and work has begun on responding to informational requests from the regulators.

•	FCC: The application for Consent for Transfer of Control was placed on public notice by the FCC on Dec. 9. Comments are due by Jan. 8 and reply comments are due no later than Jan. 23.

•	Shareholders: Both companies have scheduled special meetings of their shareholders on Jan. 27 to vote on the merger.

•	We continue to expect the closing of the merger to occur in the second quarter of 2009.

Communications

We remain committed to keeping you informed as the process proceeds and key decisions are made. In addition to these periodic updates, you also can obtain additional information on the merger approval process by visiting the joint merger Web site at www.centurytelembarqmerger.com or by typing “merger” in your EQIP browser.

Focus on serving our customers

It is very important that each of us continues to do all that we can to serve our customers and to take care of business during this transition process. Our number one priority continues to be providing our customers with the service they’ve come to rely on every day. This transaction will require a great effort, but until the merger closes we will continue to be independent companies, and we must not be distracted from our primary job of providing quality service to our customers, both internal and external.

Many of you already have been asked to go the extra mile and more of you likely will be asked to do so in the days ahead. We greatly appreciate your willingness to do whatever it takes to help position the combined company to be a leader in our industry.

I hope you and your family have a great holiday season.

Tom

Additional Information

In connection with the proposed merger, CenturyTel has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. CenturyTel and EMBARQ will begin mailing the definitive joint proxy statement/prospectus to their respective shareholders on December 22, 2008. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus may also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel’s and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Dec. 22, 2008

A message from CenturyTel CEO Glen Post and EMBARQ CEO Tom Gerke

Dear EMBARQ Team:

Today we are announcing a major step in combining two of the very best companies in our industry. Both of our companies are focused on our customers; we invest in our networks; and we have smart and energetic employees who operate within a strong culture of honesty and integrity.

We all have reason to be excited by this transaction. The merger of CenturyTel and EMBARQ will create a larger, stronger company positioned to succeed in the competitive marketplace and in the challenging economic times we are facing. The financial strength, assets and talented people of the combined company will provide compelling opportunities for our customers, employees, communities and shareholders as we continue to invest in our networks and introduce new products and services.

Senior management team for the combined company determined

Through a consultative approach, the following decisions about the senior leadership team for the combined company have been made. Following the merger, this team will work with the combined company board to define a clear and realistic vision for our future, translate that vision into strategic objectives and lead us through successful integration of the companies and toward our continued success.

Upon completion of the merger, these senior executives will report directly to Glen:

•	Tom Gerke, in addition to being executive Vice Chairman of the combined company board, will be responsible for regulatory and governmental relations and human resources;

•

Karen Puckett from CenturyTel will continue to serve as Chief Operating Officer and will be responsible for customer service, marketing, field and centralized operations and consumer and business operations;

•	Stewart Ewing from CenturyTel will continue to serve as Chief Financial Officer responsible for financial, treasury, corporate development and investor relations functions;

•

Stacey Goff from CenturyTel will continue to serve as General Counsel responsible for all legal functions. He will continue to lead the merger transition process and also will be responsible for corporate administrative support;

•	Dennis Huber will serve as the senior officer responsible for all IT, network planning and engineering, as well as product development;

•	Bill Cheek will be responsible for the combined company’s wholesale operations;

•	Chris Mangum from CenturyTel will continue to be responsible for the strategic planning function.

We are excited about this team and look forward to working with them to leverage the strengths of both companies’ leadership talent to deliver new and innovative services to our combined customer bases.

We want to stress that this short list only begins to name the leadership team that will be critical to the success of the combined company. There are numerous other individuals whose exact roles have not been precisely defined, but who are currently very important to each of our companies — and who will be just as important to our future success. At this time we are announcing the first tier of leadership so the leadership teams at both companies can begin to make important transition-related decisions.

During the coming weeks, this senior leadership team will work to define the next level of leadership and team members in their respective organizations. We currently expect to make further leadership and organizational announcements in February. Therefore, please do not jump to conclusions regarding geography for specific areas of responsibility as those decisions are still very much a work in process.

We hope you and your family have a great holiday season, and we very much look forward to working with both the CenturyTel and EMBARQ teams in the new year.

Sincerely,

Glen and Tom

Additional Information

In connection with the proposed merger, CenturyTel has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. CenturyTel and EMBARQ will begin mailing the definitive joint proxy statement/prospectus to their respective shareholders on December 22, 2008. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus may also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008.

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These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel’s and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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